Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: July 19, 2021

Vertical Aerospace Tech Review – Audio File

Speaker Key:

HA	Harry

AT	Amy Turner

MC	Michael Cervenka

00:00:10

AT	Hi.

HA	Hi, Amy.

AT	How are you?

HA	I’m very well, thanks. And yourself?

AT	Yes, not bad.

HA	Good, good. Just waiting on Michael, and then we can get cracking. So is it hot where you are? I assume it is.

AT	It’s beautiful. It’s lovely. We’re going to go out, later on.

HA	Where are you based?

AT	Near Leicester.

00:00:34

HA	Oh, right, okay, lovely. Yes, I can’t say being in London in this heat is enjoyable, especially in a glass flat. It’s like a greenhouse at the moment.

AT	Where are you, then, in London?

HA	I’m just off Maltby Street.

AT	Right, [overtalking].

HA	Very central, yes, quite handy. Have you managed to get away at all?

AT	No.

HA	No? Everyone’s trying their best.

AT	Yes, they are.

HA	As I said on email, this call is being recorded. It’s par for the course at the moment, because of disclosure [unclear], and it’s a very much on-background meeting, and if there’s anything you’d like to quote, we’d hugely appreciate it if you could [overtalking].

AT	Yes, sure. There was an awful lot of information in the press release and the call, wasn’t there?

HA	Yes, the press release, the investor presentation and the investor call script has a lot of information there.

00:01:55

AT	Yes. And it was only June, wasn’t it, June 10th?

HA	Yes, just over a month ago now. Okay, Michael’s here. Hi, Michael.

MC	Hi.

HA	How are you?

MC	Yes, well, thank you. And you?

HA	Yes, very well. Very well. Please meet Amy Turner. Amy, this is Michael.

AT	Hi, nice to meet you.

MC	Hi, Amy, nice to meet you.

HA	I’ll just give you a bit of background, Michael, and then we’ve only got half an hour, I know Amy’s got a lot to ask. Amy’s been commissioned by Aerospace Tech Review to write a fairly comprehensive business profile on Vertical. So, yes, that’s the short-and-sharp background, and I’ll hand over to Amy to kick things off.

MC	That was great.

AT	Okay, so I’ve been sent… Well, I looked on the investor page and I saw the conference call and the press release, and there was an awful lot of information there, but just a few things I thought were interesting. The airline investors, Virgin Atlantic aren’t investing, are they, directly? They’re not a financial investor?

00:03:27

MC	No, they’re not at this stage. You can imagine, Virgin is not exactly full of lots of cash to invest, so…

AT	Exactly, but which airline is? And yes, that was interesting. Then, you’ve got the other investors, Microsoft something, wasn’t it? And is it [overtalking]?

MC	Well, let’s talk through those, I guess. We’ve got two camps of investors, and perhaps worth a bit of a strategy intro to give the reasons behind that. And I think this is where we’re quite differentiated against many of our competitors.

Vertical strongly believes in having a real partnership approach to this. It’s a big overall market. We see the biggest near-term challenge being to certify the vehicle, so the first key areas are where we’ve got partnerships around that certification and industrialisation of the vehicle.

And I’ll take about Microsoft as well, but Rolls-Royce and Honeywell are investing, and Rolls is delivering us a bespoke, lightweight motor system and all the electrical architecture and circuit protection, and Honeywell is developing with us tailored flight controls and avionics.

[Inaudible] have announced partners with GKN and Solvay, and so if you compare against Joby, who we view as the most credible competitor, Joby is primarily doing everything themselves with the exception of Toray material and Garmin doing avionics.

00:05:10

So our view is the certification is the biggest challenge, particularly flight controls if you think post-737-MAX, but with companies like Rolls and Honeywell, Solvay and GKN, we’re really picking the global top-tier aerospace companies. And with Rolls, we’re their only route to eVTOL and Honeywell, we’re one of two and the first.

So clearly, A, they’re actually giving us a lot more in-kind support, in that they are paying for significant aspects of the certification programme, and, in the case of Rolls and Honeywell, they’re also investing directly in the company.

The other non-customer investor is Microsoft, through the PIPE, but as you identified, previous to the SPAC process, we did a private fund-raise with Microsoft and Rocket Internet.

I guess Microsoft is the strategic one of those. For me, it’s a really exciting space because we’re seeing, I think, the biggest disruption in aviation since the jet age. The rate of technology progress is much faster than aviation has been used to. Aviation’s got really expert at delivering small, incremental improvements, rather than big changes that are happening on a more rapid timescale.

00:06:37

And at least at an airframe level, our view is that actually it’s not the incumbents like Airbus, Boeing, Embraer, Bell who are well-equipped to deal with that. We think the sweet spot is that combination of an agile, focused start-up that is digitally native leveraging deep expertise in industrial partners. But the digitally native bit’s really exciting because we don’t have all the legacy digital systems.

And that’s relevant both in terms of things like how we do engineering, how we do operations, but also in terms of us disrupting the whole transportation mode that is going to be a much wider digital ecosystem opportunity. So [inaudible] Microsoft is really strategically significant for us, and we are for them, because we’re…

AT	What do they actually [overtalking]?

MC	The two main areas we’re focusing on with them at the moment are, firstly, high-performance computing simulation. That’s a key enabler to reducing our cost and time to market and embracing new technologies. We’re already using high-performance computing based on their Azure cloud system, but they’re using us as a pathfinder to further improve their HBC capabilities.

Because it’s a very complex vehicle, lots of different physics that we have to model and simulate, therefore actually we’re a pathfinder for how they then deploy that into other engineering organisations.

And then, the other area we’re collaborating on is bespoke cloud architecture. Digital aircraft inherently generate lots of data, but then we get into a whole wider ecosystem of everything from airspace management through to wider business to B2B and B2C services on the customer side.

00:05:10

And so, we’ve got some of the very top architects in Microsoft helping [inaudible] build that architecture that really gives us an incredible, open ecosystem to leverage all of those future data opportunities, right the way across the whole ecosystem space, and very much an open architecture.

On the customer side, I guess a bit of context in terms of where we see the market. Firstly, there’s a lot of hype around this, there are huge long-term markets. Undoubtably, the world is moving more and more to cities, there’s a megatrend around urbanisation, and ground infrastructure already can’t keep up, and that’s only going to get more and more acute.

And so eVTOL isn’t the silver bullet that solves all of that, but clearly there’s a huge pent-up demand and it’s a big enabler. Our personal view is that intra-city, so flying point-to-point within a city, will ultimately be the biggest market, but it’s going to take time.

And that’s driven by, in many places, the need for more infrastructure, more advanced air traffic management systems that enable [inaudible] vehicles to fly over cities at low altitude safely, but also public perception and public acceptance. And that’s going to take time.

00:09:52

So nearer term, probably the big strategic markets for us will be airport city centres. And that’s a real, high-value market, because actually we’re talking 15 to 25 miles, but a big timesaving, and therefore the dollar per mile that you can charge is quite flexible.

And this is where, really, American and Avolon come in. American, clearly the largest airline in the world, and a huge number of operations globally, and so they’re a really important strategic option for us.

Not only have they placed a large order, they’re also very much a partnership with us, so we’re exploring things like pilot training, what are the different route options in the US, how do we work with infrastructure providers, airspace management providers, so we can fly in and out of airports? So there is an airspace management issue around flying into a commercial airport and how we de-conflict against commercial operation.

And then with Avolon, Avolon is, I think, often underplayed in terms of the investor and wider realisation of what they offer. Avolon is the second-largest leasing company in the world. I would argue they are, by far, the most entrepreneurial.

They’ve recognised an opportunity in eVTOLs for a while, and I think had been looking at this, and then when we came to talk to them, they realised that we were the right fit. And so, apart from the big order, they give us access to nearly 150 airlines, at CEO, C-suite level.

00:11:33

They have a massive wider presence across the whole aerospace ecosystem, everything from tier-one, tier-two suppliers to air traffic management. We’ve been in discussions with them in EUROCONTROL, etc. So they bring a whole ecosystem capability as well as, clearly, a very upfront, well-connected sales force.

And I think there’s an exciting space around what is the future business model. So as you touched on, airlines in the world, many of them don’t have lots of money. There will be lots of opportunities in the smaller airlines, so we will still sell direct to some of the flag carriers but some of the other airlines, we may well go through Avolon, and even some of the flag carriers we might go through Avolon.

And I think there’s a really compelling upsell opportunity for airlines. So if you think, you’re flying into JFK or Heathrow, as an example, you can just offer so much better total journey proposition if can then direct that to an eVTOL.

And so, we’re going to leverage in that airport city centre the existing brand, expertise, customer base that airlines have. Inevitably, it’s going to start as a first-class, business-class market that will then work down, but I think there’s a real compelling customer proposition for that.

And then, Virgin is the other bit of this, which is we also see a really big opportunity in intercity. Europe’s particularly powerful for this, because of its population densities and geography. We have 200 [inaudible] cities in Europe within 100 miles that have a population of 300,000 people, and that compares against only 60 cities in the US. So four times the number in Europe.

00:13:31

And clearly, many of those cities today are poorly connected. In the UK, think Manchester-Leeds as a classic example. The Pennines in the way geographically, difficult, takes a long time to get between those, an hour and a half by ground or train. We can do that in 15 minutes.

Virgin’s approach is very much one of they want to, in the UK, create an ultrashort-haul airline, and there we’ll do it very much as a partnership. So I think ultimately the aim is we do a partnership to set up a ride-sharing business, we provide the aircraft into that business, we won’t aircraft so Avolon may be part of that, there may be other routes, but then Virgin would stand up a ride-sharing business to then bring in that ultrashort-haul regional activity.

And I think, there, it’s really compelling because the costs of ground infrastructure, the ability to stand up point-to-point services, the flexibility that eVTOLs can offer is really significant.

AT	Yes, okay, that’s great. I’m interested also in your modular approach to your supply base. You’re going to integrate all these systems, aren’t you? And that’s very like what Airbus and Boeing do today, so that sort of supply industrial model is going to work for you as well?

MC	I’d almost say we’re taking it a step beyond what is doing today. Clearly, the starting premise we have is that there’s a huge demand in this space, there is going to be a supply constraint on that demand, and so the opportunity for us, as one of the very few credible players that are capable of certifying a vehicle in the 24, 25 time frame, is how do we meet that demand and leverage that early-mover advantage?

00:15:39

And both from a capital perspective and an industrial perspective, for us it makes much more sense to leverage suppliers to do the bulk of the component and subsystem manufacture and assembly.

The one area where we are very deliberately vertically integrating is on the battery system. The battery, A, we’ve actually got some real leading expertise. We’ve hired some brilliant people from automotive, predominantly Jaguar Land Rover, some from Dyson, and Limhi, who heads that time, Limhi Somerville is in fact chairing the working group that is defining all of the European regulations for batteries.

So we have a real head start. We’ve been working with the regulators for several years now in shaping that regulation. We’ve done witness tests with battery crash test, deliberately set light to them and do thermal runaway test with them, with the authorities witnessing that.

And so, A, there’s a certification knowledge that we think is a real differentiator in our company. Also, from a strategic point of view, the batteries are critical both in terms of the performance of the vehicle, they’re a significant part [inaudible] vehicle, so any improvements you can make really drive payload and range, and they’re also a big factor in the commercial costs of the vehicle.

00:17:02

So clearly, we’ve got huge benefits over helicopters, avoiding all the maintenance costs, the vehicles are a lot more efficient in terms of energy costs, but we do partially offset that with replacement battery cycles. There are lots of second, third life use opportunities for those batteries, but really controlling that is important.

So we will be doing the assembly of the battery system, we’re doing all the certification of that, but you’re right, the rest of the aircraft very much will be leveraging other partners.

I think the differences, firstly electrification enables us to have a much simpler vehicle from a manufacturing point of view, so we have far fewer parts, we have no hydraulics. If you look at the wing on an Airbus aircraft, it’s a really, really complex system.

And so, our opportunity is firstly with those suppliers, to really develop a much simpler vehicle from a manufacturing point of view, and then really the aim is the suppliers do all of the sub-[inaudible] assembly, but also the pre-testing and commissioning of those sub-systems.

So when we come to final assembly, if you think of the journey that Boeing went on from the 777 to the 787, now go one step beyond that and we really simplify that final assembly. So I think the biggest part of assembly we will be doing will be fitting out the fuselage, bringing in the cabin and cockpit systems and so on, but all of those major structures will all be pre-wired, they’ll all be pre-tested and so on.

00:18:35

AT	Where will that final assembly point be?

MC	It’s not been determined yet. We’re in discussions now. I think our ambition would be the initial assembly line will be in the UK, and clearly we think there’s a great opportunity for the UK to create jobs, and we would hope to get some government support in doing that, both in terms of enabling us to build the facility, making sure we’ve got access to the right skilled workforce, but also expediting things like planning approvals and so on.

It clearly isn’t going to be right in the centre of Bristol. I think we’re looking UK-wide in terms of where that might be. We’ve got some thoughts, but I think watch this space on that.

I think longer term, clearly it’s a global market, we’re designing the aircraft so we can build it in the UK, we can then separate off some of the major components and ship it in shipping containers, so that we can sell to the US but also another parts of the world.

We see a real opportunity in Asia. I think in the latter part of this decade, we would look to have follow-on assembly lines probably in Asia, maybe the Middle East, and then, at some point, in America. But I think Asia, probably would be where we would put our second base.

00:19:58

So the US is an interesting market, but it’s only about 20% of the forecast total addressable market, and so I think whilst we clearly will have a focus on the US, probably the centre of gravity of demand, near term, is more likely to be Europe and Asia.

AT	And also, I was quite intrigued by your breakeven point, because I worked for Airbus and I worked at the time when the A380 was coming into service, and the breakeven point was continually shifting, and it was every time it shifted, it was a bit shameful, really. And I’m just quite intrigued, the fact you feel that you need to have a publicly disclosed breakeven point, so early.

MC	I think this is, again, one of the big differentiators against our competitors. Just to give you some context, this is very much an ethos Stephen and I have, and Stephen has beautifully demonstrated this with OVO.

OVO is the second-biggest retail energy company in the UK. Stephan founded it 11 years ago. It turns over nearly $7 billion, it’s got 10,000 employees. Stephen founded that business with a few hundred thousand pounds of savings from working in the city, and found a business model that enabled that business to be cash flow-positive, and OVO didn’t actually have to do any external, or didn’t choose to do any external, raise until it had half a billion dollars of revenue.

00:21:39

And so, clearly aerospace is [inaudible] capital intensive, we need external investors, we’re going to spend a chunk of money before we become cash flow-positive, but I think that lean approach to running a business is definitely one that follows through.

And so, compared to the competitors, who are, in some cases, raising billion, multi-billion amounts of money, we have a much more asset-light, business-light capital model. So both in terms of sharing the costs in certification, you can see in the pack there’s a huge amount of investment we are not having to make, because companies like Rolls-Royce and Honeywell have already invested a lot in the technology, and then they are investing a lot in the certification.

So not only are they putting money into the company, they’re actually also investing significantly in certifying products on our vehicle. And then clearly, they’re investing in the industrialisation.

And then, compared to, say, Joby and Lilium, who are essentially going to retain ownership of their vehicle, we think that there’s a plenty big enough market, we don’t need to capture every last bit of the value chain, and therefore we will be predominantly an OEM and aftermarket sales business.

So the amount we need to spend to certify and industrialise our product is substantially lower than the competitors, and the fact that we then have OE sales, and we think that this will be a supply-constrained market, so it’s not like Airbus in, effectively, a duopoly where there is a real commercial pressure, and therefore the margins are driven down.

00:23:19

Actually, in this world, the cost of the aircraft is a very small part of the total operating cost, even through a ten-year lifecycle. So we’re not assuming the 20, 25, 30 lifecycle you would see on a normal large aircraft.

And therefore, I think that creates a dynamic where there is some elasticity in the pricing, and therefore real potential for us to be very profitable and to create that early return. And that clearly gives us options in terms of developing future variants, whether it’s hybrid variance, big vehicles, etc. So I think that’s the exciting position, and a very deliberate strategy in our approach.

AT	But down to the 100 aircraft, how certain are you that that will be the eventual breakeven point [overtalking]?

MC	That’s a breakeven point, and that’s based on, effectively, what we need to deliver and operate this vehicle. And therefore, it’s a self-contained business model around this vehicle

And if you look at the size of the company, we’re, what, 150 people at the moment? If I look at what we’re achieving with those 150 people, leveraging all our suppliers, it’s extraordinary, compared to… I spent 23 years at Rolls, I’ve spent my life around big aerospace companies. Keeping that lean, agile approach is, I think with the combination of suppliers, extremely effective.

00:24:48

So I think we’ve got a good degree of visibility and confidence around that. Clearly, if we start growing into other opportunities, those are beyond the investment case and business model for this particular example, but in terms of what it takes to certify and deliver the X4, that’s, I think, a reasonable view.

AT	Okay, great, thank you. Just going on to a few other things, the impact of COVID, do you see that coming into play, even on the supply side, really? Do you think it will have all cleared away by the time that you really need to start producing the aircraft?

MC	I think a couple of things. Clearly, it’s had a devastating impact on the aviation and aerospace industry at large. We’re obviously in a very fortunate position in being pre-revenue, but actually I think it creates some real opportunities for us.

The first is, as a result of that, there is actually a lot of spare industrial capacity out there that we can tap into. So we’re not having to build additional industrial capabilities where there’s already underutilised existing footprint.

I think the second thing that’s really interesting is, rightly, one of the outcomes of COVID is there’s a lot more focus on sustainability. And the reality is the big OEMs are in a position where they are not going to be developing another [inaudible] wide-body product this decade.

00:26:35

But therefore, you might say, what’s the relevance of that for us, we’re only doing a five-seat vehicle. Actually, because of the demands of an electric vehicle, it’s a very high-tech five-seat vehicle, and so when we go and talk to suppliers, the technologies that they are going to need for the next-generation narrow-body and wide-body aircraft, they’re already starting to develop to improve the efficiency and sustainability of those vehicles.

We give them an opportunity to have a route to market in 2025. So actually, it’s really exciting for us and them, there’s a real strategic benefit in them accelerating the development of those technologies, proving it out on our vehicle, and then that’s strategically relevant to their core business.

So I think there’s a real benefit that’s coming from that wider sustainability, and I would argue that the electrification of aviation, of course, starts small but there are many wider spin-offs. We need to have lighter-weight composites, we need to have more environmentally-friendly manufacturing routes and industrialisation routes to those, the miniaturisation of all the electronics.

We’ve got much lighter control systems, avionics systems, they’re much less power-hungry than they would be on existing aircraft. All of those existing technologies have a wider reach beyond eVTOLs.

In terms of market demand, I think it’s going to be a number of years before the wider aviation industry recovers. It certainly won’t be fully back in 2025. We’re starting from, even if you look at the existing helicopter market, it’s a $15 billion market and there are 30,000 vehicles flying out there, and we have something that is 100 times safer than a helicopter and cruises 100 times quieter, is zero emissions and is a fifth of the operating cost. So it doesn’t take a magician to realise there’s a huge displacement and upsell opportunity from that.

00:28:29

And so, I think the other thing I would observe is the minute any of the restrictions on peoples movements start to release, there’s this pent-up demand to travel. And of course, we’ve all got used to doing business and other things via Zoom. People still need face-to-face.

And so, the world will be different but there will be very much a demand for people and goods to move around. And so, I think to find ways of doing that that are cost-affordable, that minimise the noise impact, etc., and then do that in a sustainable way, actually I think there’s going to be a huge growth opportunity in that.

AT	Lovely. We’re nearly at the end. I was just wondering, I have followed the regulatory environment in terms of air traffic management for the last decade, I thought it was quite funny when you were saying we’re not even going to try anything unmanned. It’s piloted, and it’s piloted for a reason.

It’s because the regulators would just not move quick enough to allow us to do this. I thought that was quite sad, that you have no unmanned… When you talk about the hybrids, going forwards, would it ever feature an unmanned element?

00:29:51

MC	It’s a good question. I think it’s not just the regulators, it’s the public, near term. China is an exception, where EHang is operating non-piloted vehicles, but I think in the vast majority of the world today, A, there is no regulatory framework to allow for an autonomous vehicle of this size, weight, etc., but, B, I think that the public and the regulators will take a long time before they’re accepting of that.

Actually, there’s a journey towards that. The starting point of the journey is how do we have a vehicle that has a pilot on board but the pilot’s workload is dramatically reduced?

And so, with Honeywell’s flight controls and avionics, they massively simplify the job of flying the vehicle, so moving it up, down, left, right, and also all of the other activities a pilot has to do, navigation, decisions, what information are they presented, all of that is massively simplified.

And Honeywell, they’ve gone through what are the tasks a pilot has to do, in a Part 135 world, and their systems that they’re bringing together on our vehicle will reduce that pilot workload by 80%. So actually, that’s a really good starting point towards autonomy.

My view is we’ll get to the point where more and more of the pilot workload is automated but the pilot is there for that unexpected, emergency-type situation, the decision and the situational awareness, but we’ll already demonstrate things like automated landing capabilities, collision avoidance, with Honeywell’s lightweight radar systems, etc., on this vehicle.

00:31:32

So actually, we have a really good proving ground for those autonomous capabilities. And if you think about what’s happening in cars, you take an existing car, you put an autonomous capability in it, you still have a driver there to take action if necessary.

And I think, for this decade, we will increasingly see vehicles flying with autonomous capabilities but with a pilot in. And that will be necessary to prove to the regulators and the public that actually in all of these circumstances, we build up a whole history of experience of the autonomous systems making the right decisions.

Over time, I think we’ll then get to the point of remotely-operated vehicles, where actually that intervention is done remotely not in the vehicle. Those will be initially cargo, they will be over un-built-up areas. They will then gradually be passenger-carrying, and then they will be over built-up areas. And then, eventually, we will have full autonomy.

So I do believe autonomy is going to come. My personal view is for the markets we’re going to play in, it won’t be this decade. And when it comes, probably the type of aircraft that we will want will be different.

So actually, RX-4 is a perfect proving ground for all of the technologies and the capabilities, and the responses of autonomous systems, but I think when we come to full autonomy, it’s going to be in the next decade, and then we’ll see some changes in the kinds of vehicles that we use.

00:32:58

AT	Yes, superb. Thank you so much for that. I’m sure there are so many more questions I could usefully ask, but I know I only had you for half an hour.

MC	If you want to follow up another time, I’m very happy to do so. And apologies, because I have a hard stop. I’ll leave you will Harry to link that up.

AT	Fantastic, thank you.

HA	Thanks, Michael. Thank you.

MC	Cheers, thanks ever so much. Cheers.

AT	Thank you, bye-bye. Hi, then, Harry, so…

HA	Yes, so that’s great. And if you have any follow-up questions after that, we’ll send you the recording, just send them our way and we’ll do our best to answer them for you. Does that work?

AT	Brilliant, yes. You are going to send me the recording, aren’t you?

HA	Yes. Yes, I am.

AT	I scribbled, but no journalist can get everything, you know?

HA	Yes, no worries.

00:33:50

AT	That was really useful, and I just thought he’d probably go over the stuff in the press release and the call, but no, there was a lot of extra stuff in there, and that was really great. And great for the readership as well, because everything he was talking about are the sorts of things that they’d want to know.

HA	Exactly. I think no matter how close one is to the business, when you hear Micheal speak, it’s always fascinating and you always learn something new. So it’s nice for him to be able to speak openly about these things, as opposed to following the script, as it were.

AT	Yes, sure. Okay, thank you very much for setting that up, Harry.

HA	Absolute pleasure.

AT	I’ll be in contact soon.

HA	Yes, great. All right, well, have a lovely weekend in the meantime.

AT	Yes. Cheers, then.

HA	Bye-bye.

AT	Bye-bye

00:34:41

END OF TRANSCRIPT

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Additional Information and Where to Find It

This communication relates to a proposed transaction between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Additional Information and Where to Find It

In connection with the proposed business combination, Vertical has filed a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.